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PARTNERS		PALO ALTO
CHRISTOPHER W. BETTS		WASHINGTON, D.C.
WILL H. CAI ^		WILMINGTON
GEOFFREY CHAN *
CHI T. STEVE KWOK *		BEIJING
EDWARD H.P. LAM ♦*		BRUSSELS
HAIPING LI *		FRANKFURT
RORY MCALPINE ♦		LONDON
CLIVE W. ROUGH ♦		MOSCOW
JONATHAN B. STONE *		MUNICH
PARIS
^ (ALSO ADMITTED IN CALIFORNIA)		SÃO PAULO
♦ (ALSO ADMITTED IN ENGLAND & WALES)		SEOUL
* (ALSO ADMITTED IN NEW YORK)		SHANGHAI
SINGAPORE
REGISTERED FOREIGN LAWYERS		TOKYO
Z. JULIE GAO (CALIFORNIA)		TORONTO
BRADLEY A. KLEIN (ILLINOIS

September 21, 2017

Confidential

Ms. Katherine Wray

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             Jianpu Technology Inc.
Confidential Draft Registration Statement on Form F-1
CIK No. 0001713923

Dear Ms. Wray, Mr. Kim, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Jianpu Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 7, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 11, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated September 7, 2017, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim condensed consolidated financial statements and operating data for the six months ended June 30, 2016 and 2017 and as of June 30, 2017.

Prospectus Cover Page

1.                                      We note your risk factor on page 28 regarding the potential that you will be a “controlled company” under the definition of the applicable stock exchange following the offering.  To the extent applicable once the timing of the distribution of your ordinary shares to the RONG360 Inc. shareholders is determined, please provide appropriate disclosure regarding your controlled company status on the prospectus cover page and in the prospectus summary.  Such disclosure should include the percentage of your ordinary shares to be held by RONG360 Inc. immediately following the initial public offering.  In addition, to the extent that RONG360 Inc. remains your parent company as of the time of the offering, please expand the organizational chart on page 5 to reflect its anticipated percentage ownership of the registrant Jianpu Technology Inc. (“Jianpu”) immediately following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 5, 62 and 63 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

Our Industry, page 2

2.                                      Please cite the source and date of the third-party market data presented in the submission, including the statistics on page 3 regarding the size of the PRC online lending market and the PRC market opportunity for online platforms for financial products, or indicate if this information is based on your own analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

3.                                      You disclose on pages 4 and 5 that Jianpu will be the public registrant holding company that controls the Rong360.com business operations through subsidiaries and a variable interest entity structure after the Restructuring transaction, and that RONG360 Inc. will hold 100% of Jianpu after the Restructuring and may remain its parent company following your initial public offering.  You also disclose that you expect that the shareholders of RONG360 Inc. will receive a pro-rata distribution of its ownership of Jianpu, so that the shareholders of RONG360 Inc. will then directly own a controlling interest, in the aggregate, in Jianpu.  Please revise to clarify whether the distribution of the Jianpu shares to the RONG360 Inc. shareholders is discretionary, or whether there is any agreement that requires such a distribution be made shortly after the Jianpu initial public offering, or ever.  In addition, revise disclosure throughout the submission to reflect with more specificity when this distribution is expected to occur.

The Company respectfully advises the Staff that the specific terms of the distribution of the Jianpu shares to the RONG360 Inc. shareholders are still under discussion between the parties. The Company will revise the relevant disclosure in the registration statement as soon as an agreement has been reached.

4.                                      We refer to your discussion on page 5 of the anticipated ownership of your variable interest entity Beijing Rongdiandian Information Technology Co, Ltd. (“RDD”) following the Restructuring transaction.  Please disclose here, as you do on page 31, that Ms. Dawei Huang, who will hold 40% of RDD, is the wife of your CEO, Mr. Daqing (David) Ye.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Draft Registration Statement.

Use of Proceeds, page 52

5.                                      To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used.  In this regard, consider disclosing the amount of proceeds that you plan to use to expand your research and development efforts, invest in technology, and invest in branding.  This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans.  See Item 3.C of Form 20-F.  Further, please quantify the amount of offering proceeds that you may contribute or loan to your subsidiaries or VIE without needing to seek additional approvals.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Draft Registration Statement.

Corporate History and Structure, page 60

6.                                      Please revise to clearly describe how RONG360 Inc.’s current VIE and wholly foreign owned entity (“WFOE”), which are currently Beijing Rongshiji Information Technology Co. Limited (“RSJ”) and Beijing Ronglian Shiji Information Technology Co. Limited (“RLSJ”), respectively, through a series of transactions will eventually be replaced by Beijing Rongqiniu Information Technology Co., Ltd. (“RQN”)  and RDD.  The steps to convert the VIE and WFOE into RQN and RDD through the Jianpu holding company structure is unclear.  Consider adding several illustrative diagrams to describe these transactions.  In addition, explain how you expect the Restructuring to “strengthen [y]our positioning as an independent open platform.”

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

The Restructuring will create the conditions that will permit the Company to separate from the existing group. If the Restructuring ends with the Company as a wholly-owned subsidiary of RONG360 Inc., then the Restructuring will be followed, at some point in the not-too-distant future, by the distribution of all of the shares of the Company owned by RONG360 Inc. pro rata to the shareholders of RONG360 Inc. The Company believes that the Restructuring, as the precursor for this distribution, will strengthen its positioning as an independent open platform by demonstrating that the Company is taking the necessary steps to establish both legal and commercial independence from the existing group.

Contractual Arrangements with RDD

7.                                      You disclose that following the Restructuring, you expect to conduct a “significant part” of your operations in China through RDD, your VIE.  Please indicate with greater specificity the extent to which your operations will be conducted through RDD, and disclose the entity or entities that will conduct your other operations, your relationship with such entities, and the nature and extent of such other operations, to the extent material.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Revised Draft Registration Statement.

8.                                      Your exhibit index does not indicate that the various agreements described in this section that provide you effective control over RDD and that allow you to receive economic benefits from RDD will be filed as exhibits to the registration statement.  Please advise.

In response to the Staff’s comment, the Company will file the various agreements that provide the Company effective control over RDD and that allow the Company to receive economic benefits from RRD as exhibits to the registration statement. The Company has revised the exhibit index of the Revised Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 71

9.                                      Please revise your disclosures to explain the reasons for any significant underlying trends in your loan applications and credit card volume key metrics.  In addition, tell us whether there are any key metrics that you use to manage your advertising and marketing services business.  We refer you to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Revised Draft Registration Statement to explain that growth in the loan applications and credit card volume key metrics is driven by the growth in the average MAU on its platform. Average MAU is the average number of monthly active users during a specified period; monthly active users comprise users who accessed the Company’s platform at least once through any of its mobile application, mobile site or website during a specified month.

Although the Company records revenues from recommendation services and advertising and marketing services relating to credit cards, the Company uses credit card volume as the key metric to manage its credit card business regardless of the type of revenue recorded. There is no separate key metric that the Company uses to manage its advertising and marketing services.

10.                               We note that your credit card volume key metric includes the number of credit cards you generate revenues from, including for both recommendation services and advertising and marketing services.  Please clarify why you include advertising and marketing services as part of your credit card volume key metric.

The Company records fees charged for its recommendation services for credit card products on a cost-per-success basis, where the success is most often defined as the issuance of a credit card and in other cases by the completion of an application or the first usage of a credit card, depending on the credit card issuer’s policy. In addition, the Company provides advertising and marketing services to credit card issuers, helping them to promote their credit card products and acquire customers through a third-party advertising network, and the Company’s fees for these services are booked as advertising and marketing services. In conducting this business, the Company offers both types of services to the same credit card issuers, and they may use both types of services simultaneously. Furthermore, the Company believes that its brand and image among credit card issuers is based in part on the large number of credit card issuances that are related to the Company’s services, as well as the choice of services that the Company provides them. Therefore, the Company uses credit card volume as a measure of its success in growing this business, regardless of the type of revenue that is generated.

11.                               On pages 70, 102, 104, and 108-109, you reference user engagement and increasing the user activity on your platform.  Please advise us how you measure user engagement and whether such measures are key metrics that management uses to evaluate its business operations.

The Company uses average MAU on its platform to evaluate the level of user activity on its platform. In response to the Staff’s comment, the Company added disclosure on this key metric to page 72 of the Revised Draft Registration Statement.

12.                               Similarly, on page 14, you reference the importance of your ability to convert user traffic into your “user base” and to retain that user base.  Please advise us how you measure conversion of user traffic to “users” or “user base,” user retention, and customer retention, and tell us whether such measures are key metrics.

The Company uses average MAU on its platform to evaluate the growth of its user base. In response to the Staff’s comment, the Company added disclosure on this key metric to page 72 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that, as an open platform for discovery and recommendation of financial products, the Company’s platform is fundamentally transactional in nature. Furthermore, the Company provides services to meet needs of users that, while vital in nature, are often intermittent or irregular in timing. While the Company believes that it is important for the Company’s business that users come to the Company’s platform when they need financial products such as credit cards or loans, the Company does not believe that there is a metric that reliably captures user conversion or user retention where user loyalty is not necessarily expressed by frequency of visits to the platform.

Key Components of Results of Operations

Revenues, page 71

13.                               We note that your average fee per loan decreased by 36.3% from RMB 22.3 in 2015 to RMB 14.2 (US$2.0) in 2016.  We further note that your average fee per credit card, based on the portion of your credit card volume relating to your recommendation services revenues, remained relatively stable at RMB 73.9 in 2015 and RMB 74.2 (US$10.7) in 2016.  Please revise your disclosures to clarify that your average fee per loan and average fee per credit card are not presented in thousands.  In addition, we note similar instances in other sections of the filing that should be clarified to indicate that the amounts are not presented in thousands

In response to the Staff’s comment, the Company has added a second digit after the decimal in dollar figures which have only one digit after the decimal and which do not represent units of a thousand, million or billion dollars. The Company respectfully submits that, given the context in which these numbers appear, investors are unlikely to wonder whether these numbers represent dollars or units of a thousand dollars if they are presented in conformity with normal usage for precise dollar and cent figures.

Critical Accounting Policies, Judgments and Estimates

Fair Value of RONG360 Inc.’s Ordinary Shares, page 77

14.                               Please tell us your consideration of disclosing the estimated fair value of your ordinary shares through the date of the filing.  In addition, please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the ADSs begin trading.

The Company has revised the registration statement to update disclosure on the estimated fair value of its ordinary shares through the date of this letter. The Company respectfully advises the Staff that it will continue to update the relevant disclosure in the registration statement of and when new information becomes available.

Liquidity and Capital Resources, page 86

15.                               We note that you expect to receive an undisclosed amount of cash from the existing group as part of the Restructuring.  Please clarify your liquidity disclosures to indicate that the existing group will provide initial working capital to you, either in the form of a loan or a capital contribution.

The Company respectfully advises the Staff that the Company will clarify the liquidity disclosure in the registration statement as soon as the form of the initial working capital from the existing group is determined.

16.                               We note that you believe the net proceeds you will receive from this offering, together with your cash on hand upon the completion of the Restructuring, will be sufficient to meet your current and anticipated needs for general corporate purposes for at least the next 12 months.  Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources upon the completion of the Restructuring without regard to the proceeds you expect to receive from the offering.  We refer you to Part I, Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

Holding Company Structure, page 88

17.                               Please revise your liquidity disclosures to explain why no profit appropriation to the reserve funds was made for the Group’s entities established in the PRC for the years ended December 31, 2015 and 2016.  We refer you to Part I, Item 5.B.1.b of Form 20-F and Rule 4-08(e) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement to explain that no profit appropriation to the reserve funds was made for the Group’s entities established in the PRC for the years ended December 31, 2015 and 2016 as these entities were in an accumulated loss position as of December 31, 2015 and 2016 under PRC GAAP.

Business

General

18.                               Please revise to describe your arrangement with any material third-party suppliers described on page 111, as we note that one supplier represented 25% and 20% of your total costs and expenses for fiscal years 2016 and 2015, respectively, according to your financial statement footnotes on page F-26.  Please describe the nature of the services provided by this supplier and advise whether you have any material agreements with it upon which you are substantially dependent.  Refer to Item 601(b)(10) of Regulation S-K.  Also, please clarify whether your third-party supplier costs are data acquisition costs or traffic acquisition costs described on page 72.

The Company respectfully advises the Staff that the third-party supplier is an agent through which the Company purchases advertising resources on various third-party platforms. The Company enters into a separate independent service agreement with the agent with respect to each different third-party platform. While the agent represented a significant part of the Company’s total costs and expenses in the aggregate for fiscal years 2016 and 2015, the Company is not substantially dependent on this agent, as the Company could purchase advertising resources directly from third-party platforms or engage other agents for this purpose. The Company will file the service agreement with this agent with respect to one third party platform as Exhibit 10.11 to the registration statement. The Company has revised the exhibit index of the Revised Draft Registration Statement accordingly. The Company also respectfully advises the Staff that it plans to submit a confidential treatment request for the service agreement with this agent.

Our Strengths, page 101

19.                               You state here that you “do not compromise [y]our impartiality by offering [y]our own financial products.”  Please revise this statement if appropriate in light of the technology-enabled online lending business that will be operated by the existing group that is expected to continue offering its financial services on your Rong360.com platform, as stated on page 60.  Explain also whether your co-branding arrangement with the credit card issuer referenced on page 107 affects your impartiality or perceived impartiality.

The Company believes that it does not compromise its impartiality by the way that it conducts its relations with the technology-enabled online lending business of the existing group. The technology-enabled online lending business is expected to be a financial service provider on the Company’s platform under a business cooperation agreement on terms and conditions similar to those the Company has with third-party financial service providers.

The co-branding arrangement with the credit card issuer is not exclusive, and the Company may choose to enter into similar arrangements with other financial service providers. Furthermore, the Company does not provide preferential treatment to the co-branding partner. Therefore, the Company believes that the co-branding arrangement should have minimal impact on its impartiality. Unlike in the United States, co-branding arrangements in China are typically not exclusive, and the Company believes that co-branding arrangements in China are not taken to imply that there is an element of favoritism between the parties to the agreement. For this reason, the Company does not believe that the co-branding agreement or other similar agreements in the future will impact the perception of the Company’s impartiality among actual or potential users in its primary current target market in China.

Financial Services Providers, page 110

20.                               On page 14, you disclose that you had a large financial services provider that contributed 19% of your total revenue for 2016.  Please revise to provide more detail regarding this customer and its relationship with you, the types of financial products involved, and the terms of any material contracts or arrangements with this customer.  In addition, file any such contract or group of inter-related contracts upon which you are substantially dependent.  Refer to Item 4.B.6 of Form 20-F and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement. The financial service provider is a third-party technology-enabled online lending platform. The Company works with it at arm’s length and negotiate a cooperation agreement with it on an annual basis based on business needs and market conditions. The financial service provider accounted for 19%, 19%, and 13% of the Company’s total revenues in 2015, 2016 and the first half of 2017, respectively, and the Company expects the concentration to further decrease. The Company does not believe that it is substantially dependent on the financial service provider.

SaaS-Based End-to-End Solution, page 111

21.                               Please revise to provide more details of your Gold Cloud platform, such as whether you derive a material amount of revenue from the platform and the percentage of your users or financial services customers that use the system.  Further, please clarify your involvement after the loans processed through the system have closed and how you generate revenue for your post-loan activities.

The Company respectfully advises the Staff that the revenues generated from the Gold Cloud platform are categorized as revenues from recommendation services for loans. The service fees for recommendation services for loans are charged on a cost-per-action basis, where the action is generally determined by a user’s completion of a loan application, regardless of whether the recommendation is made through the Gold Cloud platform or otherwise. The Company respectfully advises the Staff that the management monitors the revenues from recommendation services for loans generated from the Gold Cloud platform together with other revenues from recommendation services for loans, as the recommendation services for loans, whether on Gold Cloud or not, have the same key metrics and pricing model. Therefore, the Company believes that quantitative disclosure of revenues generated from the Gold Cloud platform would not be necessary. The Company does not generate revenues from post-loan activities and have revised the disclosure on page 116 of the Revised Draft Registration Statement to clarify this point.

Marketing and Brand Promotion, page 115

22.                               On page 14, you disclose that the “majority of user traffic to [y]our platform is generated from third-party channels.”  You indicate on page 115 that you generate self-produced articles and videos as marketing materials, which are distributed through “third-party syndicated content network[s] ….”  Since it appears that you are reliant upon these third-party syndicated content networks, please revise to provide a description of any material distribution or marketing agreements with these entities.  For example, it is unclear whether you pay a fee to distribute your original content and/or whether you pay networks to generate traffic to your platform.  Further, please describe and quantify the material drivers of your sales and marketing expenses, which are 107% of your total revenues, as noted on page 73.

The Company acquires user traffic from third-party channels and records traffic acquisition costs as part of its sales and marketing expenses. The Company has revised the disclosure on page 120 of the Revised Draft Registration Statement to describe and quantify the material driver of its sales and marketing expenses.

The Company distributes self-produced content through third-party syndicated networks to promote its brand among prospective users and indirectly attract more user traffic. The Company does not pay a fee for this content distribution, except when the content distribution is one element of a marketing campaign and the Company is paying a fee for the marketing campaign as a whole. Measured by the number of followers of the accounts and channels through which the Company distributes original content, no more than 5% of the distribution of original content is related to a marketing campaign for which the Company is paying a fee. The Company has clarified this point on page 120 of the Revised Draft Registration Statement.

Regulation, page 118

23.                               On pages 17 and 18, you briefly discuss the regulatory environment governing the “personal credit reporting” businesses in China, and you indicate the definition and scope of “information related to credit standing” under the current regulations is unclear.  Please clearly indicate whether you have approval by the appropriate credit reporting industry regulatory department under the State Council, or explain why you do not believe these rules apply to your business.  Please describe the types of businesses that are regulated under these laws and how you differentiate your operations from theirs.

The Company respectfully advises the Staff that due to the lack of further interpretations of the definition and scope of “personal credit reporting business” under these regulations and the fact that there is no precedent of a personal credit reporting agency in China available as a reference for the Company, the exact types of personal credit reporting businesses that would be regulated under these regulations are still unclear to the Company. The Company has revised the disclosure on page 18 of the Revised Draft Registration Statement to explain the lack of clarity and certainty.

Management

Board of Directors, page 128

24.                               On pages 128 and 129, you indicate that you will satisfy the “independence” requirements of either the NYSE or the NASDAQ Stock Market for your audit, nominating, and compensation committees.  Please revise to clarify whether you are exempt from any exchange corporate governance rules due to your status as a foreign private issuer and/or a controlled company, and whether you are voluntarily complying with such rules.  Further, clarify whether any of your corporate governance practices differs from those required under exchange listing requirements for domestic companies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 134 of the Revised Draft Registration Statement.

25.                               You disclose on page 130 that your directors are not subject to a term of office.  In both your management and risk factors sections, please clarify, if true, that there is no requirement for annual election of directors.  We note that you disclose on page 139 that you will hold an annual meeting pursuant to the rules of the exchange where you will list your shares.  Please clarify whether or not this exchange-mandated annual meeting would require director elections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 135 and 146 of the Revised Draft Registration Statement.

Principal Shareholders, page 132

26.                               We note that your board includes directors that are associated with your principal shareholders Sequoia Capital, Pavilion Capital/Spring Bloom Investments, Sailing Capital/Torch International Investment, and Yunfeng Capital/Articles Light Limited.  Please advise us whether beneficial ownership of their respective shares should be attributable to directors Kui Zhou, Wai Kit Koh, Yuanyuan Fan, and Xiaoyan Xia, and included in the “All directors and Executive Officers as a Group” line in your beneficial ownership table.  Refer to the definition of “beneficial owner” in Form 20-F and to Rule 13d-3 by analogy.

The Company respectfully advises the Staff that, based on information provided to the Company by each of Kui Zhou, Wai Kit Koh, Yuanyuan Fan and Xiaoyan Xia with respect to his or her share ownership in the Company, none of these directors has the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities of the Company held by the principal shareholder he or she is associated with. Therefore, beneficial ownership of the principal shareholders’ respective shares is not attributable to the directors.

27.                               Please revise to identify the “one other individual” that is the managing director of Lightspeed China Partners I GP, LLC that holds shareholder voting rights for the shares owned by affiliates of Lightspeed Capital.  Further, please identify the natural persons that have voting and/or investment power over, or the economic benefit of, the shares beneficially owned by the affiliates of Spring Bloom Investments Ltd. and KPCB China Fund II, L.P.

In response to the Staff’s comment, the Company has revised disclosure on pages 140 and 141 of the Revised Draft Registration Statement to update beneficial ownership information for Lightspeed and KPCB. The Company respectfully advises the Staff that it is still obtaining beneficial ownership information from Spring Bloom and will update the relevant disclosure as soon as the shareholder provide the information.

Related Party Transactions, page 136

28.                               You describe a prospective Shareholders’ Agreement that will be entered upon the completion of the Restructuring and the distribution of Jianpu shares to the shareholders of RONG360 Inc.  Please revise to clarify whether this Shareholders’ Agreement grants the current preferred shareholders any material rights beyond registration rights.  Further, please clarify whether any existing shareholder agreements with preferred shareholders entered within the past three completed fiscal years granted any material rights beyond similar registration rights.  For example, we note that six of your prospective directors appear to be affiliated with purchasers of Series A, B, C, and D Preferred Stock of RONG360 Inc., but it is unclear whether any of these shareholders had appointment rights for directors.

In the event that the distribution of Jianpu shares to the shareholders of RONG360 Inc. takes place after the initial public offering of the Company, the shareholders are expected to receive ordinary shares of the Company with certain registration rights. The Company has revised the disclosure on page 142 of the Revised Draft Registration Statement to clarify that the shareholders will be granted only registration rights. If the distribution of Jianpu shares takes place prior to the initial public offering of the Company, the shareholders will receive preferred shares and enter in to a shareholders’ agreement with each other and the Company providing for preferential rights to the shareholders. In this case, the Company will further update the disclosure on page 142 and file the shareholders’ agreement as an exhibit to the registration statement.

29.                               You disclose on page 168 that each of your directors, executive officers, and current shareholders will be subject to a 180-day lock-up restriction.  On page 169, you describe a proposed directed share program in which shares in the IPO would be reserved for “directors, executive officers, employees, business associates and members of their families.”  Please revise to clarify whether the 180-day lock-up restriction would apply to shares purchased under the directed share program that were purchased by directors, executive officers, or current shareholders, or their respective family members or affiliates.

The Company respectfully advise the Staff that the terms of the 180-day lock-up restriction between the underwriters and each of the Company’s directors, executive officers and current shareholders have yet to be negotiated. The Company will revise the relevant disclosure to clarify whether or not the 180-day lock-up restriction applies to shares purchased under the directed share program by directors, executive officers and current shareholders or their respective family members or affiliates once the terms have been finalized. Notwithstanding the foregoing, shares purchased under the directed share program by directors and executive officers themselves are expected to be subject to the 180-day lock-up restriction in line with the requirement of FINRA Rule 5131(d)(2)(A).

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

30.                               We note from your disclosures on page 54 and elsewhere in the filing that the number of ordinary shares that will be outstanding immediately after this offering is based upon 345,541,350 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, assuming completion of the Restructuring and completion of the shareholding change.  Please tell us your consideration of including a pro forma balance sheet alongside of the historical balance sheet to give effect to the change in capitalization.  In this respect, you should disclose the number of shares that will be issued or outstanding immediately after this offering assuming completion of the Restructuring and completion of the shareholding change, and the dollar amount thereof.  In addition, you should present separate captions for additional paid-in capital and accumulated deficit.

The Company has revised the disclosure on pages F-37 and F-38 in the Consolidated Financial Statements to include the pro forma information, and further disclosed the pro forma information on F-40 and F-65 in the Interim Condensed Consolidated Financial Statements.

The Company considered that during the period before the completion of the Restructuring, equity should be aggregated into one account. Because the ordinary shares of Company had not been legally issued for the periods presented and all the fundings to support the Company’s business operation came from RONG360 Inc., disclosure of separate captions for additional paid-in capital and accumulated deficit would not be meaningful.

Consolidated Statements of Comprehensive Loss, page F-4

31.                               We note from your disclosures on pages 12 and F-34 that as of December 31, 2016, Jianpu Technology Inc. did not yet exist, and your business was operated by the existing group, and that therefore, the presentation of loss per share is not applicable for any of the historical periods.  Please tell us your consideration of providing pro forma earnings per share information based on the number of ordinary shares that will be outstanding immediately after this offering, assuming completion of the Restructuring.  We refer you to Article 11-02(b)(7) of Regulation S-X.

The Company has revised the disclosure on pages F-37 and F-38 to include the pro forma earnings per share information.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Reorganization

Basis of Presentation for the Reorganization, page F-10

32.                               We note from your disclosures beginning on page 62, the summary of the contractual arrangements to be entered into by and between RQN, RDD and the shareholders of RDD upon the completion of the Restructuring.  Please tell us your consideration of providing similar disclosures in your the consolidated financial statements.

The Company has disclosed more details of the contractual arrangements that will be entered into between RQN, RDD and the shareholders of RDD on pages F-13 and F-14 in the Consolidated Financial Statements and on page F-48, F-49 in the Interim Condensed Consolidated Financial Statements.

33.                               We note that the Group’s statement of comprehensive loss consists of all the revenues, costs and expenses of the Platform Business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by RONG360 Inc. but related to the Platform Business prior to the Reorganization.  We further note that your financial statement presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the periods presented.  Please tell us whether your estimate of these costs would have been materially different had you operated as an unaffiliated entity.  We refer you to SAB Topic 1.B.1.

The Company respectfully advises the Staff that the Company has considered the guidance provide in SAB Topic 1.B.1, and the historical financial statements have reflected all of the costs and expenses that represent a reasonable allocation of a portion of RONG360 Inc.’s costs and expenses based on the Company’s best estimation.  The Company does not believe that the nature and amount of these costs and expenses would have been materially different had the Company been operated as a separate and stand-alone entity.

34.                               We note from your disclosures on page 60 and elsewhere in the filing that you will enter into other agreements with the existing group with respect to various ongoing relationships, including an intellectual property license agreement and a non-competition agreement.  Please describe the terms and conditions associated with these other agreements with the existing group.  Explain how you considered the guidance in SAB Topic 1.B.2.  Further , please clarify whether these agreements are related party transactions that are required to be disclosed on page 136 pursuant to Item 7.B of Form 20-F.

The Company has revised the disclosure on page F-10 in the Consolidated Financial Statements and on page F-47 in the Interim Condensed Consolidated Financial Statements based on a series of agreements that will be entered into in connection with the Restructuring. In addition, the Company has added disclosure on pro forma financial information on pages F-37, F-38 and F-65 taking into account the impact of the Restructuring. The Company has revised disclosure on related party transactions on page 142 of the Revised Draft Registration Statement pursuant to Item 7.B of Form 20-F.

Note 2. Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-19

35.                               We note that loan recommendation service revenue is recognized when the user application is delivered at fixed prices or at prices established by a bidding system.  Please revise your revenue recognition policy to explain how loan size and duration impact your fees.  Describe in greater detail the account bidding between loan sales representatives within the same financial service provider for the same financial product, as well as in the case of a very limited number of products on Gold Cloud.

The Company respectfully advises the Staff that the service fee for loan recommendation service is not charged based on the loan size or duration, but based on the price established by the loan sales representatives in a bidding system or pre-agreed fixed rates in the service agreements. The Company has revised the accounting policy for revenue recognition on pages 78 and F-21 of the Revised Draft Registration Statement.

When a loan product offered by a specific financial service provider is chosen by a potential borrower for application, the recommendation is rendered to one of the sales representatives of that specific loan product in the bidding system who have bid for that recommendation. Normally the higher bidder has greater chance to get more user applications.

The bidding system of Gold Cloud has already been discontinued as of the date of this letter. It was a system that allowed the financial service providers to bid for priority placement of their loan products, subject to a minimum price per recommendation set by the Company. In addition to the bidding price, the placement of various loan products was also influenced by other factors including user satisfaction and application approval rate, which was supported by an integrated system algorithm. The customers were charged based on the bidding price set in the system and the number of recommendations delivered.

36.                               We note that credit card recommendation revenues are recognized on a monthly basis when the customers confirm the number of card applications, issuances or first usage with the Group. Describe the type of evidence obtained from the customer and the timeliness of this evidence.  That is, explain how you confirm the number of successful applications.

The Company respectfully advises the Staff that the key evidence that the Company obtains from the customers for revenue recognition of the credit card recommendation fees includes daily reports and monthly statements. A report is provided by the credit card issuers on a daily basis, which usually contains number of applications received by the issuer, number of issuances or first usage of cards on each day (“number of successes”). A monthly statement is provided by the credit card issuers usually within two weeks after the revenue generating month, which contains number of the applications, issuances or first usages of the cards for a calendar month and related service fee amount The Company also has direct access to data on the computer systems of some credit card issuers. For number of successes, the Company’s analysts monitor and evaluate the reasonableness by comparing the data from the daily report with our expectation built up based on historical conversion rate. In case of any significant differences, abnormal fluctuations or deviations identified, the Company further communicates with credit card issuers to reconcile the data. The monthly statement is the direct supporting evidence for the Company’s monthly revenue recognition, of which the monthly number of successes is further checked by the Company based on the results of the evaluation of the daily reports. The Company also confirms the service fee charge rates stipulated in the monthly reports to the service agreement with the credit card issuer.

37.                               Please tell us whether there are instances where you offer both recommendation services and advertising and marketing services with the same customer and if so, how this impacts revenue recognition.

The Company respectfully advises the Staff that such instances primarily exist for credit card issuers as our customers. For recommendation services provided by us, the credit card information and application link are placed on our platform. For advertising and marketing services provided by us, the advertisements of the credit card are placed on third-party advertising platforms with link directing the users to the customers’ websites to start the application process. Revenues generated from both recommendation services and advertising and marketing services are recognized based on the respective performance criteria, i.e., completion of an application, issuance or first usage of a credit card by the users, and the applicable fee rate. The Company considers these service arrangements involve multiple deliverables. The applicable fee rate of either recommendation services or advertising and marketing services is considered as vendor-specific objective evidence of selling price, as it is also the price when each deliverable is sold separately on a standalone basis. The Company respectfully advises the Staff that the Company has revised the disclosure on pages 78 and F-22 of the Revised Draft Registration Statement to provide more information.

38.                               We note that you operate a platform for discovery and recommendation of financial products, including wealth management products.  Please revise your disclosures to clarify how you recognize revenues related to your wealth management products, if material.

The Company respectfully advises the Staff that the Company only provided advertising and marketing services in respect of wealth management products for the periods presented. The Company’s customers are financial service providers of these wealth management products, who are able to place the advertisements on the Company’s platforms and third party platforms through the service arrangement with the Company. These advertisements typically contain terms and condition of the wealth management products and embedded links to the financial service providers’ websites. The service fee charged by the Company is primarily based on number of effective clicks or effective activations, i.e., when the users click the advertisements, or when users provide contact information or complete registration forms on the websites of finical service providers, which are directed through our advertising and marketing services. The Company respectfully advises the Staff that the Company has revised the disclosure on page 78 of the Revised Draft Registration Statement to further clarify that the services provided in respect of wealth management products are categorized as advertising and marketing services, for which the revenue recognition policy is disclosed on pages 78 and F-22.

39.                               We note that you recognize revenues net of discounts and return allowances when the services are delivered.  Please revise your disclosure to address the nature and significant terms of any discounts and returns you offer.  Please address your process for estimating these amounts, how accurate your estimates have been in the past, and whether these estimates are reasonably likely to change in the future.

The Company respectfully advises the Staff that discounts primary arising from red pocket coupons issued to loan sales representatives of financial service providers on our platform, which have a stated discount amount that reduces price of a future purchase of the Company’s service. During periods presented, impact of the discount is not material. As for the return allowances, the loan sales representatives are entitled to apply for returns from the Company for invalid recommendations, i.e., the applicant’s phone number cannot be connected, or the applicant is in the blacklist maintained by the financial service providers, etc., within a specific period of no more than 15 days after the recommendation is delivered. The Company estimates the return allowances based on historical return rate. Historically, true-up adjustments to the sales return allowances were not material.

In response to the Staff’s comment, the Company has revised the disclosures on pages 77 and F-21 of the Revised Draft Registration Statement.

40.                               We note that your advertising and marketing services allow customers to place advertisements in particular areas of your platform and on your third-party advertising network.  Please clarify the terms of these revenue arrangements and provide an analysis that supports your presentation, taking into consideration all of the factors outlined in ASC 605-45-45.

The Company respectfully advises the Staff that the Company has two major revenue models for advertising and marketing services where third party advertising platforms are involved:

Model one — receipt based on effective activations and payment based on effective clicks

The Company provides advertising and marketing services primarily to credit card issuers to promote their credit cards and in most situation, the services are priced based on effective activations. Selection of third-party advertising platform is subject to consent from customers. Once consent is obtained, the Company may decide to place advertisement for the customers on third-party advertising platforms for better promotion effect at the Company’s discretion and enters into separate arrangements with the third-party advertising platforms which are normally priced based on effective clicks. The Company determined itself to be the principal for arrangements under model one based on the analysis in accordance with the key factors outlined in ASC 605-45-45 as below:

•                  The Company’s performance obligation is to deliver effective activations because the Company is paid based on effective activations pursuant to the service agreements between the Company and its customers. The Company engages third-party advertising platforms for traffic referral and pays the third party advertising platforms based on effective clicks. As such the Company is the only party that is responsible for the fulfilment of the effective activations.

•                  If the conversion rate from number of effective clicks to number of effective activations is lower than expected, the Company may incur a loss. This risk of loss is akin to inventory risk.  Additionally, this also means the amount earned by the Company is not fixed.

•                  Under the contractual arrangements with the third party advertising platforms, the Company is obligated to pay such third party advertising platforms based on effective clicks even if the customers do not pay.  As such, the Company is subject to substantial credit risk.

•                  The Company has reasonable latitude to establish sales price with customers, and cost price with third-party advertising platforms separately and independently. Third-party advertising platforms are not involved in the price negotiation process between the Company and the customers.

•                  Although the selection of third-party advertising platforms is subject to consent from the customers, the involvement and the extent of the involvement of third-party advertising platforms is at Company’s discretion.  Consent by the customer is mainly for their brand protection purposes.

Based on the above factors, the Company considers it acts as a principal for arrangements under model one and should report revenue on a gross basis.

Model two — traffic is directed to the Company’s own platform

The Company provides advertising and marketing services for financial service providers’ wealth management products and publishes their advertisements through the Company’s own platform and third-party advertising platforms. The Company developed separate channels for wealth management products on its platform for displaying the customers’ products. At the Company’s discretion, it may place the advertisement on its own platform or on third party advertising platforms.  The advertisements placed on third-party platform do not contain any information of specific wealth management products or relate to specific customers, but display in the form of pictures or text links of the Company’s logo. When such pictures or text links on third-party advertising platforms are clicked, users are redirected to a landing page of the Company’s platform where listings of all of the customers’ products are displayed. Revenue is only derived when such users further click (i.e. double click) on the advertisement on such landing pages and are directed to the customers’ websites and complete a registration form or provide contact information. In other words, the third-party advertising platforms are the Company’s service providers to provide traffic to the Company’s platforms, not for any of the Company’s specific customers. As such, the Company acts as a principal to the customers for arrangements under model two and should report revenue on a gross basis.

Other than model one and model two, the customers may, from time to time, engage the Company to place advertisements on selected third-party advertising platforms with embedded link directing users to the customers’ website directly.  Under these arrangements, the Company charges the customers using the same pricing model (e.g. based on effective clicks) and earns a fixed margin. Taking into accounts of factors outlined in ASC 605-45-45, it is concluded that the Company is not the principal in such arrangements and should report revenue on a net basis. The revenue for these arrangements are not material for periods presented.

41.                               We note that performance-based advertising revenues are recognized based on effective clicks or effective activations.  Please revise your disclosures to clarify how you define an effective click or effective activation and when you recognize the related revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and F-22 of the Revised Draft Registration Statement.

Note 16. Restricted net assets, page F-36

42.                               We note that you concluded that it was not applicable for you to disclose the condensed financial information for the parent company for the year ended December 31, 2016, as you had not been incorporated as of December 31, 2016.  Please explain why you believe this is a reasonable conclusion considering that you are providing predecessor financial statements and all the legal entities involved in the Reorganization are controlled by RONG360 Inc.  Please provide us with your test on the restricted net assets of your consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Rule 4-08(e)(3) of Regulation S-X.

The Company respectfully advises the Staff that RONG360 Inc. is not a legal entity within the scope of the listing group, and therefore the Company does not believe that the condensed financial information of RONG360 Inc. would be meaningful for the investors to understand the Company’s financial position and operations. As the Company had not been incorporated as of December 31, 2016, the condensed financial information of the parent company for the year ended December 31, 2016 does not exist.  In addition, the Company respectfully advises the Staff that the detailed plan for the shareholding change as part of the Restructuring, including the timing of the change, the equity instruments to be issued to the shareholders and the amount of cash to be injected from the existing group to the Company upon the completion of the Restructuring is not determined by the Company as of the date of this filing, and accordingly, information to perform the restricted net assets test assuming the parent company existed as of the latest balance sheet date is not available. The Company will perform such restricted net assets test when such information becomes available and include the disclosure of the condensed financial information for the parent company, if applicable, in future annual financial statements.

Other Matters

43.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act of 1933, as amended, is presented to potential investors, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

44.                               We note that you intend to include graphics in the forepart of your prospectus.  Please supplementally provide us with copies of any pending graphics or artwork you intend to use in your prospectus.  Upon review of such materials, we may have further comments.  For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company will supplementally provide the Staff with copies of the graphics or artwork it intends to use in the prospectus.

45.                               We note that you provide industry statistics and market information based on a report prepared by iResearch that you commissioned.  Please provide us a copy of the iResearch report to us supplementally and provide a table that cross-references the statistics cited in the prospectus to its location in the report.

The Company will supplementally provide the Staff with a copy of the iResearch report and a table that cross-reference the statistics cited in the Revised Draft Registration Statement to locations of such statistics in the report.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2992 or via email at sandy.r.xu@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Daqing (David) Ye, Chief Executive Officer, Jianpu Technology Inc.
Yilü (Oscar) Chen, Chief Financial Officer, Jianpu Technology Inc.
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Sandy Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP
Chris Lin, Esq., Simpson Thacher & Bartlett